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                             February 10, 2021

       John Lawrence Furlong
       Chief Executive Officer
       Independence Holdings Corp.
       277 Park Avenue
       29th Floor, Suite B
       New York, NY 10172

                                                        Re: Independence
Holdings Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
14, 2021
                                                            CIK No. 0001837393

       Dear Mr. Furlong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed January 14, 2021

       Summary
       Our Acquisition Process, page 13

   1. We note your disclosure regarding an opinion from an independent investment banking firm that is a member
of FINRA or another independent entity that commonly renders valuation opinions
regarding the fairness of a transaction with an affiliate. Please revise your disclosure
throughout your filing to clarify the circumstances in which you will obtain such an opinion.
For example, on page 39, you state that you    may    obtain an
                                                        opinion, on page 113
you state that you    will    obtain an opinion, and on page 13 you state
                                                        that you will obtain an
opinion    if required by applicable law or based upon the decision
 John Lawrence Furlong
Independence Holdings Corp.
February 10, 2021
Page 2
      of our board of directors or a committee thereof.    Similarly, your
disclosure is not
      consistent throughout your filing as to the nature of the affiliated transaction that would require such an opinion. Please revise. In addition, please clarify your statement on page
      13 that the opinion will relate to "the satisfaction of such criteria."
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-
3584 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Lawrence Furlong
                                                            Division of
Corporation Finance
Comapany NameIndependence Holdings Corp.
                                                            Office of Energy &
Transportation
February 10, 2021 Page 2
cc:       Douglas S. Ellenoff
FirstName LastName